Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

           We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No.) and the related Prospectus of Cedar Shopping Centers, Inc. (formerly known as Cedar Income Fund, Ltd.) for the registration of an aggregate maximum offering price of $200,000,000 of common stock, preferred stock, shares of preferred stock represented by depositary shares, warrants, stock purchase contracts and units and to the incorporation by reference therein of our report dated March 26, 2004, with respect to the consolidated financial statements of and schedule of Cedar Shopping Centers, Inc. included in its Annual Report on Form 10-K for the three years ended December 31, 2003 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 20, 2004